NuVim(R), Inc.

                                  July 23, 2007

H. Christopher Owings, Assistant Director
Securities and Exchange Commission
Mail Stop 3561
100 F Street NE
Washington, DC 20002

     Re: NuVim, Inc Registration Statement on Form SB-2, File No. 333-138129

Dear Mr. Owings,

This letter is to confirm our request, made to Ms. Karu orally on July 20, 2007, for acceleration of the effective date of the above referenced Registration Statement to July 24, 2007.

Thank you, again, for the time spent by Anita Karu. Please share this letter with her.

In connection with our request for acceleration, we hereby assure you of all of the following:

     1. Should the Commission or the staff, acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

     2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing, does not relieve the company from its full responsibility or the adequacy and accuracy of the disclosure in the filing.

     3. The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to these matters. Our General Counsel, Mark Siegel, will call you to confirm acceleration of the effective date. Please be advised that his fax number is 561.862.0714 and his telephone is 561.998.6835.

                                              Respectfully submitted,

                                              NuVim, Inc.

                                              By: /s/ Richard P. Kundrat
                                                  ------------------------------
                                                  Richard P. Kundrat, Chairman &
                                                  Chief Executive Officer
Copies should be provided to:
Anita Karu

MAS/dt